Exhibit 107

Calculation of Filing Fee Tables

Form 424(b)(2)

(Form Type)

Burlington Northern Santa Fe, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward

Newly Registered Securities

Fees to be Paid	Debt	5.200% Debentures due April 15, 2054	457(r)	$1,600,000,000	99.946%	$1,599,136,000	.0001102	$176,224.79

	Total Offering Amounts							$176,224.79

	Total Fees Previously Paid

	Total Fee Offsets

	Net Fee Due							$176,224.79